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                     July 21, 2023

       Elias Mark
       Chief Financial Officer
       Gambling.com Group Limited
       22 Grenville Street
       St. Helier, Channel Island of Jersey JE4 8PX

                                                        Re: Gambling.com Group
Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40634

       Dear Elias Mark:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services